Exhibit 99.1

FBC Holdings S.à r.l.

c/o Trustmoore Luxembourg S.A.

6 Rue Dicks

L-1417 Luxembourg

Luxembourg

October 31, 2019

Sphere 3D Corp.

895 Don Mills Road, Bldg 2

Suite 900

Toronto, Ontario, Canada

M3C 1W3

Re: Series B Preferred Shares – Waiver of Mandatory Redemption Rights

Ladies and Gentlemen:

FBC Holdings S.à r.l. (“FBC”) is the registered and beneficial owner of 6,500,000 Series B Preferred Shares of Sphere 3D Corp. (“S3D”) (the “Series B Shares”) which represents the total issued and outstanding Series B Shares. The rights, privileges and preferences of the Series B Shares are as stated in S3D’s articles of amendment filed on July 12, 2019 (the “Terms of the Series B Shares”). Under the Terms of the Series B Shares, S3D is required to redeem 1,000,000 of the outstanding Series B Shares on or before November 13, 2020 (the “Mandatory Redemption”).

As of the date hereof, FBC, as the sole shareholder of the Series B Shares, hereby irrevocably waives its entitlement to the Mandatory Redemption.

Nothing in this letter shall be, or construed as, a waiver, amendment, consent or agreement in respect of any other Terms of the Series B Shares. All other Terms of the Series B Shares shall remain in full force and effect.

By FBC Holdings S.à r.l. as Holder

By:	/s/ Johannes A. van den Berg and /s/ Elke Leenders
Name: Trustmoore Luxembourg S.A.
Title: Manager A

By:	/s/ Jennifer M. Pulick
Name: Cyrus Capital Partners, LP
Title: Manager B